UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65547 /October 13, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14556

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In the Matter of   :
                                              :
SHARON ENERGY, LTD.,   :   ORDER MAKING FINDINGS AND
SHELDAHL, INC., and   :   REVOKING REGISTRATION BY
SONOMA INTERNATIONAL, INC.   :   DEFAULT AS TO SHELDAHL, INC.
                                              :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Administrative Proceedings (OIP) on September 20, 2011, pursuant to Section 12(j) of the
Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of
Enforcement have provided evidence that Sheldahl, Inc. (Sheldahl or Respondent), was served with
the OIP on September 23, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii).[1] Sheldahl's
Answer was due October 6, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date,
Sheldahl has not filed an Answer.

        Sheldahl is in default for failing to file an Answer to the OIP or otherwise defend the
proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice
155(a), I find the following allegations in the OIP to be true.

        Sheldahl (CIK No. 89615) is an inactive Minnesota corporation located in Northfield,
Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act
Section 12(g). Sheldahl is delinquent in its periodic filings with the Commission, having not filed
any periodic reports since it filed a Form 10-Q for the period ended June 28, 2002, which reported a
net loss of $8,274 for the prior six months. On April 30, 2002, the company filed a Chapter 11
petition in the U.S. Bankruptcy Court for the District of Minnesota, and the case was terminated on
December 19, 2008. As of September 13, 2011, the company's stock (symbol "SHELQ") was
traded on the over-the-counter markets.

        In addition to repeated failures to file timely periodic reports, Respondent has failed to heed
at least one delinquency letter sent to it by the Division of Corporation Finance requesting

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[1] The proceeding has ended as to Sonoma International, Inc. See Sharon Energy Ltd., Exchange
Act Release No. 65463 (Oct. 3, 2011). The proceeding is still ongoing as to Sharon Energy, Ltd.
which filed a Form 15 with the Commission on September 30, 2011, to voluntarily revoke its
registration effective by December 29, 2011. See Exchange Act Rule 12g-4(a)(1).

compliance with its periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letter.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Sheldahl failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering Respondent's delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondent.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Sheldahl, Inc., is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge